

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 19, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Barry C. Kaye
Coates International, LTD.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

> **Re:** **Coates International, LTD**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 000-33155**

Dear Mr. Kaye:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief